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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Genesis Energy, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

371927104

(CUSIP Number)

Swank Energy Income Advisors, L.P.
3300 Oak Lawn Ave., Suite 650
Dallas, Texas 75219

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

May 27, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 371927104			13D

1.	Name of Reporting Person: Swank Group, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group* (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* (See Instructions): AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 637,500

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 637,500

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 637,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.9%

14.	Type of Reporting Person* (See Instructions): CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 371927104			13D

1.	Name of Reporting Person: Swank Energy Income Advisors, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group* (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* (See Instructions): AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 637,500

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 637,500

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 637,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.9%

14.	Type of Reporting Person* (See Instructions): PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 371927104			13D

1.	Name of Reporting Person: Jerry V. Swank		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group* (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 637,500

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 637,500

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 637,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.9%

14.	Type of Reporting Person* (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

      This Schedule 13D (the “Schedule 13D”) is being filed on behalf of the Swank Group, L.L.C., a Texas limited liability company (the “Swank Group”) as general partner of Swank Energy Income Advisors, L.P., a Texas limited partnership (“Swank Energy”), and Mr. Jerry V. Swank, the principal of the Swank Group, relating to common units representing limited partner interests (the “Common Units”) of Genesis Energy, L.P., a Delaware limited partnership (the “Issuer”). This Schedule 13D relates to the Common Units of the Issuer purchased by Swank Energy through the account of The Cushing Fund, LP, a Texas limited partnership (“The Cushing Fund”), of which Swank Energy is the general partner. Mr. Jerry V. Swank is the principal of the Swank Group who serves as the general partner of Swank Energy. The Swank Group may direct Swank Energy, as the general partner of The Cushing Fund, to direct the vote and disposition of the Common Units held by The Cushing Fund.

Item 1.		Security and Issuer

Securities acquired: Common units representing limited partner interests (the “Common Units”).

		Issuer:	500 Dallas Suite 2500 Houston, Texas 77002

Item 2.		Identity and Background

	(a)	This statement is filed by: (i) Swank Group, L.L.C. (the “Swank Group”) as general partner of Swank Energy Income Advisors, L.P., a Texas limited partnership (“Swank Energy”) and (ii) Mr. Jerry V. Swank, principal of the Swank Group (“Mr. Swank”).

	(b)	The business address of the Swank Group, Swank Energy and Mr. Swank is 3300 Oak Lawn Ave., Suite 650, Dallas, Texas 75219.

	(c)	Swank Energy is a registered investment adviser and provides investment management services to private individuals and institutions. The principal occupation of Mr. Swank is investment management.

	(d)	None of the Swank Group, Swank Energy nor Mr. Swank have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	None of the Swank Group, Swank Energy nor Mr. Swank have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Swank Group is a Texas limited liability company. Swank Energy is a Texas limited partnership. Mr. Swank is a United States citizen.

Item 3. Source and Amount of Funds

      As of the date of this filing, the Swank Group, Swank Energy and Mr. Swank had invested in Common Units of the Issuer in the amount of $5,440,549.77 (on behalf of The Cushing Fund, LP, a Texas limited partnership (“The Cushing Fund”). Currently, all of the Common Units of the Issuer as of the date of this Schedule 13D are held by The Cushing Fund. The above amounts include any commissions incurred in making the investments. The source of these funds was the working capital of The Cushing Fund.

Item 4. Purpose of the Transaction

      The Swank Group, Swank Energy and Mr. Swank (together, the “Reporting Persons”) acquired shares of Common Units for portfolio investment purposes, and except as described below, do not have any present plans or proposals that relate to the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons believe that there may exist unexploited opportunities to increase the value of the Common Units. The Reporting Persons may seek representation on the board of directors of the Issuer and intend to work with the Issuer’s management and board of directors regarding potential strategies to increase investor value, including through communicating to management their views regarding, among other items, the attractiveness of continuing research and development investment, share repurchases and capital allocations. The Reporting Persons may also contact other investors regarding potential strategies to increase investor value. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of The Cushing Fund’s general investment and trading policies, market conditions, the availability of Common Units or other factors. Except as disclosed above, none of the Reporting Persons have any plans or proposals of the type described in (b)-(j) of Item 4.

Item 5. Interest in Securities of the Issuer

(a)	The Swank Group, Swank Energy and Mr. Swank are the beneficial owners of 637,500 Common Units.

(b)	The Swank Group, Swank Energy and Mr. Swank are the beneficial owners of 6.9% of the outstanding Common Units. This percentage is determined by dividing 637,500 by 9,313,811, the number of Common Units issued and outstanding as of March 1, 2005, as reported in the Issuer’s annual report on Form 10-K filed March 15, 2005.

The Swank Group, as the general partner of Swank Energy may direct it to vote and dispose of the 637,500 Common Units held by The Cushing Fund, of which Swank Energy is the general partner. As the principal of the Swank Group, Mr. Swank may direct the vote and disposition of the 637,500 Common Units held by The Cushing Fund.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Swank Group, Swank Energy or Mr. Swank is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 637,500 Common Units owned by The Cushing Fund. Pursuant to Rule 13d-4, the Swank Group, Swank Energy and Mr. Swank disclaim all such beneficial ownership.

	(c)	The transactions in the Issuer’s securities by the Swank Group, Swank Energy and Mr. Swank during the sixty days prior to the obligation to file this Schedule 13D are listed as Annex A attached hereto and made a part hereof.

	(d)	Not Applicable.

	(e)	Not Applicable.

Item 6.		Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.		Material to be Filed as Exhibits

Exhibit 1		Joint Filing Agreement dated June 3, 2005, between the Swank Group, Swank Energy and Mr. Swank.

ANNEX A

Transaction		Quantity	Price per
Date	Buy/Sell	(shares)	Share ($)
3.31.05	Buy	11,600	8.7564
4.01.05	Buy	57,000	8.6940
4.04.05	Buy	17,000	8.5815
4.05.05	Buy	4,700	8.7568
4.06.05	Buy	1,100	8.7564
4.13.05	Buy	1,700	8.7564
5.19.05	Buy	2,200	8.8886
5.27.05	Buy	223,200	9.2000

Signature

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2005

SWANK GROUP, L.L.C.
By:	/s/ Jerry V. Swank
Jerry V. Swank

SWANK ENERGY INCOME ADVISORS, L.P.
By:	Swank Group, L.L.C., its general partner

By:	/s/ Jerry V. Swank
Jerry V. Swank

/s/ Jerry V. Swank
Jerry V. Swank

EXHIBIT 1
JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Units, of Genesis Energy, L.P., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

      The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

      This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

      IN WITNESS WHEREOF, the undersigned have executed this Agreement as of June 3, 2005.

SWANK GROUP, L.L.C.
By:	/s/ Jerry V. Swank
Jerry V. Swank

SWANK ENERGY INCOME ADVISORS, L.P.
By:	Swank Group, L.L.C., its general partner

By:	/s/ Jerry V. Swank
Jerry V. Swank

/s/ Jerry V. Swank
Jerry V. Swank